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                              September 14, 2021

       Thomas Granite
       Chief Financial Officer
       Artemis Strategic Investment Corp
       3310 East Corona Avenue
       Phoenix, Arizona 85040

                                                        Re: Artemis Strategic
Investment Corp
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed August 31,
2021
                                                            File No. 333-253092

       Dear Mr. Granite:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Form S-1

       The Offering
       Expression of Interest, page 22

   1. We note that up to eight anchor investors have expressed interest to purchase units, founder shares and
private placement warrants. Please provide the maximum aggregate ownership, on an
as-converted basis, that an individual anchor investor will hold after the completion of the
offering.
   2. We note your disclosure that if the anchor investors purchase units and vote them in favor of a business
combination, a    smaller portion    of affirmative votes from other public
                                                        stockholders would be
required to approve a business combination. Please revise your discussion under the
above heading and similar disclosures in the prospectus to disclose
 Thomas Granite
Artemis Strategic Investment Corp
September 14, 2021
Page 2
         the smaller percentage of affirmative votes required of public stockholders, assuming that the anchor investors purchase and vote all of the shares subject to their indications of interest in favor of a transaction. Please also include risk factor disclosure that the anchor
         investors    interest in founder shares and private warrants held by
the sponsor may provide
         an incentive to vote in favor of any business combination.
       You may contact Ernest Greene at _202-551-3733 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameThomas Granite                                Sincerely,
Comapany NameArtemis Strategic Investment Corp
                                                                Division of
Corporation Finance
September 14, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName